

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 12, 2020

Dominick Zarcone
President and Chief Executive Officer
LKQ CORP
500 West Madison Street, Suite 2800
Chicago, IL 60661

Re: LKQ CORP
Form 10-K
Filed February 27, 2020
File No. 000-50404

Dear Mr. Zarcone:

We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to our comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to our comment, we may have additional comments.

Form 10-K filed on February 27, 2020

General

1. We note that Article IX, Section 4 of your Amended By-Laws identities the Court of Chancery of the State of Delaware (or if the Court of Chancery does not have jurisdiction, another court of the State of Delaware, or if no court of the State of Delaware has jurisdiction, the federal district court for the District of Delaware) as the exclusive forum for certain litigation, including any "derivative action." In future filings, please describe this provision in your annual report on Form 10-K, describe any risks or other impacts of the provision on investors, address any uncertainty about the enforceability of the provision, and disclose whether the provision applies to actions arising under the Securities Act or Exchange Act. In this regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and

regulations thereunder. If the provision applies to Securities Act claims, please disclose this information and to state that there is uncertainty as to whether a court would enforce such provision.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Scott Anderegg at 202-551-3342 or Daniel Morris at 202-551-3314 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services